Filed by MassMutual Premier Funds (811-08690) and MassMutual Advantage Funds (811-23703)
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: the series of Barings Funds Trust listed below
Investment Company Act File Number of the Subject Company: 811-22845

PLEASE VOTE NOW

WE MUST RECEIVE YOUR VOTE BY SEPTEMBER 29, 2021

IMPORTANT NOTICE REGARDING YOUR INVESTMENT IN

Barings Global Floating Rate Fund

Barings Global Credit Income Opportunities Fund

Barings Emerging Markets Debt Blended Total Return Fund

Barings Global Emerging Markets Equity Fund

Barings U.S. High Yield Fund

Barings Active Short Duration Bond Fund

Recently, we sent you proxy material regarding the Special Meeting of Shareholders that is scheduled for September 29, 2021. The Fund’s records indicate that we have not received your vote. We urge you to vote as soon as possible in order to allow the Fund to obtain a sufficient number of votes to hold the meeting as scheduled.

If you would like to vote or have any questions, please call the number listed below:

844-858-7389

Your vote is important no matter the size of your fund holdings. Please vote promptly so your vote can be received prior to the September 29, 2021 Special Meeting of Shareholders.

The Fund has made it very easy for you to vote. Choose one of the following methods:

VOTE ONLINE	VOTE BY MAIL	VOTE BY PHONE

Visit the Website noted on your proxy card and enter the control number that appears on the proxy card. Follow the on-screen prompts to vote.	Return the executed proxy card in the postage-paid envelope provided so it is received before September 29th.

Call the phone number above Monday – Friday, 9:00am – 10pm, Eastern time to speak with a proxy specialist.

OR

Call the toll free touch-tone phone number listed on your proxy card. Have your proxy card with control number available. Follow the touch-tone prompts to vote.

THANK YOU FOR VOTING